Exhibit 99.(a)(5)(e)

-FOR IMMEDIATE RELEASE-

ELRON COMPLETES

PARTIAL TENDER OFFER FOR CASH FOR GIVEN IMAGING

Tel Aviv, June 22, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that it has successfully completed its previously announced tender offer to purchase 1,462,640 ordinary shares of Given Imaging Ltd. (Nasdaq & TASE: GIVN) at $16.54 per share, net to the seller in cash, less any required withholding taxes and without interest. The tender offer, which commenced on May 16, 2008, expired on June 20, 2008 at 10:00 a.m., New York time, or 5:00 p.m., Israel time.

Elron has been advised by the depositaries for the tender offer that, as of the final expiration of the tender offer, a total of 5,330,044 Given Imaging shares had been validly tendered pursuant to the offer representing approximately 18.2% of the issued share capital of Given Imaging. As contemplated in the offer to purchase, Elron has accepted for purchase 1,462,640 tendered Given Imaging shares comprising as of June 16, 2008, 5% of Given Imaging's issued and outstanding shares and voting rights, on a pro rata basis based on a pro ration factor of 0.2744, from all shareholders who have validly tendered their Given Imaging shares.

Payment for the Given Imaging shares accepted will be made promptly through American Stock Transfer & Trust Company or Clal Finance Batucha Investment Management Ltd., the depositaries for the tender offer.

After payment for the Given Imaging shares tendered in the offer and accepted for payment, Elron will beneficially own 9,464,820 ordinary shares of Given Imaging, representing approximately 32.4% of the issued and outstanding shares and voting rights of Given Imaging, or 48.5% when taken together with 4,719,528 additional ordinary shares beneficially owned by affiliates of Elron.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com.

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by Given Imaging and Elron with the Securities and Exchange Commission, which Elron urges investors to consider. Elron undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.